FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

May 3, 2011

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is May 3, 2011. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports additional results from the winter drill program at the Livengood Gold Project near Fairbanks, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports results from a further 29 holes drilled during the 2011 Winter Drill Program at the Livengood Gold Project near Fairbanks, Alaska. The winter drill program, which began in February, is focused on confirming the continuity and grade of the mineralization in the Southwest (SW), South Core and Sunshine zones of the Money Knob deposit, as well as follow- up exploration of a new, deeper, higher grade zone with a series of 500-metre core holes.

Highlights from Drilling:

•	Hole MK-RC-0504: 33.5 m @ 8.07 g/t gold from 80.8 - 114.3 m depth (infill, Core Zone)
•	Hole MK-RC-0485: 93.0 m @ 1.24 g/t gold from 178.3 - 271.3 m depth (infill, Core Zone)
•	Hole MK-RC-0488: 88.4 m @ 0.94 g/t gold from 185.9 - 274.3 m depth (infill, Core Zone)
•	Hole MK-11-103: 28.6 m @ 1.83 g/t gold from 156.4 - 185.0 m depth (infill, Core Zone)

As a continuation of the program’s initial results announced in news on March 29, 2011, these intersections are part a series of shallow infill and step out holes completed prior to deeper core drilling designed to test the deposit’s new high-grade zone at depth. Results from this series of deeper core holes are expected by the end of May.

Southern Core Zone

Eleven of the 29 holes were drilled as infill holes in the southern Core zone. Two holes (holes MK-RC-0504 and MK-RC-0485) intersected higher grade mineralization related to quartz veining, extending a zone of high-grade mineralization further to the west (see Figure 1 below). The remaining holes are similar in grade and thickness to the surrounding holes and continue to add continuity to the deposit. Assay data for four core holes testing the deep mineralization in the southern Core Zone are pending and expected to become available by the end of May.

Southwest Zone

Current drill results on the western edge of the SW zone appear to be defining a limit to the shallow oxide zone in the area; however, strong near-surface gold-in-soil anomalies located 300 to 500 metres to the west have yet to be tested. The SW zone also remains open at depth with six holes mineralized to the lower limit of drilling, potentially part of the same deep high-grade mineralized zone being explored in the south Core zone. This deeper mineralization will be targeted in follow-up drilling programs.

Figure 1: Plan map showing locations of drill holes reported in this news release, cumulative grade thickness contoured on collars.

Table 1: Significant new intercepts*

*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.

	From	To	Length	Gold
Drill Hole	(metres)	(metres)	(metres)	(g/t)	Area and Comments

MK-RC-0485	178.3	271.3	93.0	1.24	Core Zone infill
includes	179.8	195.1	15.2	3.00
includes	201.2	211.8	10.7	2.05
	272.8	283.5	10.7	0.47
	347.5	394.7	47.3	0.87
includes	361.2	368.8	7.6	2.72

MK-RC- 0487	237.7	245.4	7.6	0.33	SW Zone

MK-RC-0488	51.8	57.9	6.1	0.82	Core Zone infill
	153.9	181.4	27.4	0.56
	185.9	274.3	88.4	0.94
includes	239.3	256.0	16.8	1.75
	278.9	320.0	41.2	0.72
includes	278.9	283.5	4.6	3.02
	324.6	349.0	24.4	1.80
	353.6	362.7	9.1	0.71
	365.8	413.0	47.2	0.65
includes	391.7	402.3	10.7	1.09

MK-RC- 0491	152.4	161.5	9.1	0.44	SW Zone

MK-RC- 0492	117.4	126.5	9.1	1.01	Sunshine infill
	134.1	147.8	13.7	1.51
includes	134.1	138.7	4.6	2.92
	153.9	166.1	12.2	0.70
	195.1	225.6	30.5	0.71

MK-RC- 0493	70.1	79.3	9.2	0.50	Core Zone infill
	105.2	109.7	4.6	0.58	lost, redrilled as 498
	112.8	120.4	7.6	0.51
	125.0	134.1	9.1	0.61

MK-RC- 0494	94.5	99.1	4.6	4.03	SW Zone
	189.0	214.9	25.9	0.46

	From	To	Length	Gold
Drill Hole	(metres)	(metres)	(metres)	(g/t)	Area and Comments

MK-RC-0495	30.5	71.6	41.2	0.64	Sunshine infill
	76.2	86.9	10.7	0.56
	93.0	150.9	57.9	0.76
	155.5	166.1	10.7	0.71
	201.2	257.6	56.4	0.41

MK-RC-0496	108.2	125.0	16.8	1.61	Sunshine infill
includes	108.2	111.3	3.1	6.79
	138.7	157.0	18.3	0.59
	164.6	199.6	35.1	0.53
	205.7	263.7	57.9	0.59

MK-RC-0497	179.8	195.1	15.2	0.68	SW Zone
	278.9	291.1	12.2	0.49
	300.2	318.5	18.3	0.34
	332.2	341.4	9.2	0.84
MK-RC-0497	342.9	352.0	9.1	0.74
(cont)	356.6	381.0	24.4	0.85
	385.6	419.1	33.5	0.98

MK-RC- 0498	97.5	105.2	7.6	1.12	Core Zone infill
	140.2	150.9	10.7	0.45	lost hole

MK-RC-499	112.8	131.1	18.3	0.87	SW Zone
	172.2	184.4	12.2	0.80
	195.1	213.4	18.3	0.67
	243.8	285.0	41.2	0.51
	307.9	327.7	19.8	0.66

MK-RC-500	143.3	150.9	7.6	1.33	Core Zone pre-collar,
					core tail pending

MK-RC-501	109.7	114.3	4.6	3.06	SW Zone
	234.7	275.8	41.1	0.69
includes	249.9	254.5	4.6	2.35
	312.4	326.1	13.7	0.61

MK-RC-502	213.4	224.0	10.7	0.55	SW Zone
	225.6	239.3	13.7	0.62

	From	To	Length	Gold
Drill Hole	(metres)	(metres)	(metres)	(g/t)	Area and Comments
	246.9	260.6	13.7	0.42

MK-RC-503	27.4	38.1	10.7	0.68	Sunshine infill
	56.4	70.1	13.7	1.36
	77.7	85.3	7.6	1.23
	96.0	102.1	6.1	0.99
	121.9	144.8	22.9	0.71
	146.3	198.1	51.8	0.82
	236.2	243.8	7.6	0.76
includes	161.5	167.6	6.1	1.82

MK-RC-504	80.8	114.3	33.5	8.07	Core Zone infill
includes	80.8	96.0	15.2	14.59
includes	99.1	111.3	12.2	3.73
	155.5	164.6	9.1	0.50
	169.2	178.3	9.2	0.55
	189.0	211.8	22.9	0.47
	277.4	315.5	38.1	0.56
	339.9	356.6	16.8	0.86

MK-RC-505	45.7	76.2	30.5	0.74	Sunshine infill
	93.0	135.6	42.7	0.94
includes	96.0	99.1	3.1	6.47

MK-RC-506	291.1	300.2	9.2	1.18	SW Zone
	303.3	324.6	21.3	1.25
includes	318.5	324.6	6.1	1.88

MK-RC-507	30.5	33.5	3.1	2.13	Core Zone infill, lost hole
	121.9	150.9	29.0	0.65	re-drilled as 512
	175.3	192.0	16.8	0.44
	196.6	234.7	38.1	1.14
includes	205.7	211.8	6.1	3.91

MK-RC-508	86.9	93.0	6.1	0.95	SW Zone
	292.6	312.4	19.8	0.52
	326.1	342.9	16.8	0.43

MK-RC-509	111.3	121.9	10.7	0.78	Sunshine infill
	167.6	251.5	83.8	0.84
includes	219.5	233.2	13.7	1.07
	265.2	285.0	19.8	0.65

	From	To	Length	Gold
Drill Hole	(metres)	(metres)	(metres)	(g/t)	Area and Comments

MK-RC-510	41.2	45.7	4.6	0.91	SW Zone
	53.3	57.9	4.6	1.41

MK-RC-511	7.6	13.7	6.1	1.55	Sunshine infill
	51.8	64.0	12.2	0.49
	192.0	236.2	44.2	0.80
includes	205.7	214.9	9.1	1.37
	245.4	256.0	10.7	0.51
	260.6	272.8	12.2	1.46
includes	262.1	269.8	7.6	1.91

MK-RC-512	29.0	33.5	4.6	1.06	Core Zone infill
	146.3	182.9	36.6	0.44
	184.4	201.2	16.8	0.50
	204.2	242.3	38.1	0.43
	265.2	286.5	21.3	1.14
includes	278.9	281.9	3.1	3.35
	289.6	315.5	25.9	0.55

MK-RC-513	97.5	108.2	10.7	1.45	SW Zone
	208.8	231.7	22.9	0.86
	240.8	243.8	3.1	3.54
	260.6	291.1	30.5	0.46
	298.7	320.0	21.3	0.49
	350.5	378.0	27.4	0.48

MK-11-103	156.4	185.0	28.6	1.83	Core Zone infill, lost hole
	187.2	194.6	7.4	0.63

MK-11-104	no significant intercepts				Core Zone, lost, re-drill
					as 11-108 (assays pending)
MK-11-105	94.3	102.6	8.3	0.74	Core Zone infill, lost hole
	107.9	117.6	9.7	0.89

Livengood Project Highlights

•	The Issuer controls 100% of its approximately 145 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.

•

The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska, along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route. The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.

•

Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time. The latest resource estimate (as at April 12, 2011) of 397 Mt at an average grade of 0.83 g/t gold (10.6M oz Measured and Indicated) and 104 Mt at an average grade of 0.79 g/t gold (2.7M oz Inferred), both at a 0.5 g/t gold cut-off grade, makes it one of the largest new gold discoveries in North America.

•

The Core and Sunshine zones together account for most of the higher grade mineralization (Measured and Indicated Resources of 193 Mt at an average grade of 1.08 g/t gold and Inferred Resources of 41 Mt at an average grade of 1.11g/t gold, based on a cut-off grade of 0.70 g/t gold) and will form the basis for starter pit design work.

•

Ongoing metallurgical studies are focused on the potential use of milling with a flotation- gravity circuit, which has returned initial recoveries to a concentrate of 89%, offering significant potential for operational and capital cost savings. Test data for conventional whole ore milling with a gravity-CIL system produced initial recoveries of 76% (See NR10- 19). Optimization work is ongoing for these processing alternatives, as they have the potential to make significant positive impacts on project economics.

•

The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.

•	No major permitting hurdles have been identified to date.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks. Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack. Primary ore controls are a combination of favourable lithologies and crosscutting structural zones. In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control. Within the primary structural corridors, all lithologies can be pervasively altered and mineralized. Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit. Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries. The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date. Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein. Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101. He is a member of AusIMM and SAIMM. Mr. Brechtel is not independent of the Issuer, as he is the President and COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048) of the Issuer, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of a preliminary economic analysis of the Livengood project incorporating a milling scenario, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the completion of a pre-feasibility study at Livengood, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Carl Brechtel, Chief Operating Officer
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

May 18, 2011